

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

April 2, 2007

<u>By U.S. Mail and facsimile</u>

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People's Republic of China

> **Re: American Dairy, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 19, 2007**
> **File No. 333-128075**

Dear Mr. Leng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please update your financial statements and consents as appropriate.

2.   We refer you to the Form 8-K filed on March 9, 2007. Please update the
        disclosure in the registration statement to provide further details regarding the
        proposed financing and the terms of such financing. If an agreement has been
        executed, please file the agreement as an exhibit to the registration statement.

3.   We note the completion of the acquisition transaction involving Shanxi
        Feihesantia during the fourth quarter of 2006. Please file the purchase agreement
        as an exhibit to the registration statement. In addition, supplement the disclosure
        in the registration statement to describe the material terms of the agreement,
        including but not limited to the purchase price and type of consideration paid (i.e.
        cash or common stock) for the remaining 40% interest you have obtained.

Risk Factors, page 5

General

4.   Please provide a risk factor that addresses the impact to the current share price
        resulting from the sale of shares being registered pursuant to the current
        registration statement. The risk factor should also reference any other shares,
        which pursuant to Rule 144 or 144(k) of the Securities Act of 1933, if sold, could
        also adversely impact your current share price.

"Our products may not achieve market acceptance.", page 5

5.   Please discuss the effect, if material, that the high prevalence of lactose
        intolerance in Asians may have on market acceptance of your product. If
        available, discuss the current market size for milk and other dairy products in
        northern China.

 "Our planned growth…," page 6

6.   Remove the mitigating language regarding your belief in local farmers' ability to
        increase their production of raw milk. In addition, please remove the mitigating
        language in the penultimate sentence of the disclosure.

Principal Products, page 13

7.   We note that you have three main product categories, including milk powder,
        soybean powder and walnut/other products. Based on review of the chart
        included on page 18 representing your five principal products, it appears that your
        soybean series products represented 5% of 2005 sales and your rice cereal series
        products represented 11% of 2005 sales. Please expand your disclosure to
        explain, in as much detail as you do for your milk powder manufacturing process,
        the manufacturing processes you have in place for your soybean and walnut/other
        products.

8.   Please revise the % of sales for 2005 to accurately reflect the percentages for the
        products described. In this regard and without limitation, it appears that the
        amount shown for the rice cereal series represents 11% of 2005 sales instead of
        the 4% disclosed. We note your disclosure on page 19 and 27 reflects these
        percentages as well.

9.   Please revise the disclosure throughout your filing to consistently quantify your
        products in either tons or kilograms. In this regard, we note that you refer to the
        capacity of plant production in terms of tons while you discuss your results of
        operations in terms of kilograms.

Brand Development and Marketing, page 19

10.   Please update your disclosure through the end of your most recent fiscal year end,
        with regard to advertising costs. Further, expand upon the reason for the
        significant increase in such costs during fiscal year 2006 versus 2005. If useful in
        providing a more complete understanding of the increase in costs, describe the
        principal components of the advertising costs incurred in 2006 versus 2005 and
        any new strategies deployed in 2006 versus 2005.

Employees, page 20

11.   Please update your disclosure under this heading regarding the number of
        employees as of the fiscal year ended December 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of
Operations,
page 21

12.   We note from the additional disclosure you included in response to the second
        bullet point in prior comment number three that "Raw materials also include
        unpacked milk powder which accounts for approximately 58% of the September

balance." Please expand your disclosure to explain what unpacked milk powder represents and why its balance increased from the prior applicable period. In addition, please tell us why this type of powder represents a raw material and not a work in process inventory item. In this regard, we note that your raw materials inventory balance consists of purchased raw milk and purchased whey powder from Europe. Please further explain to us why you have not reported any work-in-process inventory.

13. We note the terms you have disclosed surrounding the credit facilities in place that were provided by three branches of the China Construction Bank. Please expand your disclosure to explain what you mean by the condition that "The rate holds the line before the release of the first loan."

Plan of Operation, page 22

14. As noted in our prior comment, please expand your disclosure to reference, as indicated in the Form 8-K filed on March 9, 2007, any proposed or consummated financing transactions to which you are party.

Selling Stockholders, page 39

15. Please clarify your disclosure to clearly identify as underwriters, any broker-dealers who did not receive their shares as compensation for investment banking services. We note an inconsistency in the disclosure provided in the footnotes to the selling stockholder table and the disclosure that appears after the table. Based on the disclosure in the footnotes, it would appear that the identified broker-dealers are underwriters given omission of any reference to whether they received their shares as compensation for investment banking services. However, in the disclosure that follows the table, you disclose that certain the same identified broker-dealers (American Eastern Group, Inc. and Legend Merchant Group, Inc.) received their shares as compensation for investment banking services and "may be deemed" to be underwriters. Please clarify your disclosure.

Management, page 42

16. Please provide a complete biographical sketch for the past 5 years, of all positions held by Mr. Lewis. Specify the month and year of each held position. Although you have provided detail of positions held by Mr. Lewis during the years prior to 2002, there are gaps in information regarding positions he held between 2002 and 2006.

Executive Compensation, page 49

Compensation Discussion and Analysis, page 49

17.   We refer you to Instruction 2 to Item 402(b). As noted therein, the Compensation Discussion and Analysis should be of the information disclosed in the tables as well as any other actions taken subsequent to the end of the fiscal year end. Confirm that no additional bonuses or compensation has been awarded to any of the named executive officers for services provided during the fiscal year ended December 31, 2006. Additionally, please revise your disclosure to include narrative disclosure to the summary compensation table. We refer you to Item 402(c) which requires that you provide a narrative description of material factors necessary to an understanding of the information disclosed in the summary compensation table and any other table provided pursuant to Item 402.

18.   We refer you generally to Item 402 (a)(2) of Regulation S-K and Instruction 1 to Item 402(b) of Regulation S-K. Provide a concise and clear discussion of the compensation policies of the company and eliminate the duplicative disclosure that appears throughout this section. In this regard, we note extensive repetition of the company's intended plan to engage a compensation consultant in the future. Moreover, although you disclose that the company is "reexamining the structure of [its] management compensation program", no discussion has been provided explaining the reason for such a reexamination.   In addition, as noted in our prior comment, revise throughout to describe both prior and prospective compensation policies.

19.   Expand your disclosure to address and clarify the following:

   - why the company chose to pay each element of compensation;

   - how the amount of each element of compensation awarded was determined;

   - in light of the listed objective of recruitment, retention, motivation and reward, the reason for the relatively low base salary component of compensation for the named executive officers; and

   - discussion of the basis upon which the average base salary increase (disclosed as between 4% and 5%) was determined;

   - on a prospective basis, the peer group or other similarly situated companies to which the company will compare its policies with, if known.

20.   Remove the language that appears in the first paragraph on page 50 as it appears to be repetitive of disclosure regarding how the company intends to align its compensation policies with increasing shareholder value that appears in the second paragraph on page 49.

21.   We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In this regard, we note that while Mr. Leng was provided a base salary and equity compensation, Mr. Liu was only provided with equity compensation. Please revise your disclosure to address the reasons for the distinction in the type of compensation awarded to the aforementioned officers.

22.   Please include all required tables pursuant to Item 402. In this regard, we refer you to disclosure regarding director compensation awarded in 2005 to Mr. Downing. Please update your disclosure for the fiscal year ended 2006 and provide the table required by Item 402(k) if applicable. Additionally, we note disclosure on page 53 that indicates that members of management were amongst the recipients of awards issued pursuant to the company's incentive stock plan. Please update your disclosure to include all such awards received by any of the named executive officers through December 31, 2006 and include the omitted tables required by Items 402 (d) and (f). Finally, advise us of whether or not any of the employees you reference on page 53 to whom pension benefits and healthcare benefits were provided are persons for whom disclosure is required pursuant to Item 402(k) or 402(a)(3) of Regulation S-K. Please refer to Instruction 2 to Item 402(a)(3) regarding when disclosure is required with respect to an executive officer of a subsidiary of the company.

Undertakings

23.   Please include all required undertakings. In this regard, we note that you have omitted the undertakings required by Item 512(a)(5).

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Duru at (202) 551-3757 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Rinde, Esq. (by facsimile)
        J. Goeken
        J. Davis
        M.Duru